Exhibit 99.1

RESULTS OF ANNUAL GENERAL MEETING

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) advises that the Company’s Annual General Meeting was held today, November 15, 2018, at 10.00am.

The resolutions voted on were in accordance with the Notice of Annual General Meeting previously advised to the Australian Securities Exchange.

In accordance with Section 251AA of the Corporations Act 2001, the following information is also provided:

Resolution	Result	Number of Proxy Votes
		For	Against	Abstain	Proxy’s Discretion
1. Remuneration Report	Passed unanimously on a show of hands	126,062,340	22,176,328	25,895,693	2,765,000
2. Re-election of Director - Mr Jonathan Hjelte	Passed unanimously on a show of hands	173,018,861	25,500	-	3,855,000
3. Re-election of Director - Mr Richard McCormick	Passed unanimously on a show of hands	173,018,861	25,500	-	3,855,000

For further information, contact:

Todd Hannigan	Dominic Allen
Interim Chief Executive Officer	Vice President, Finance
thannigan@paringaresources.com	dallen@paringaresources.com

New York Office:	28 W 44th Street, Suite 810 | New York | NY | 10036	Email:	info@paringaresources.com
Registered Office:	Level 9, BGC Centre, 28 The Esplanade | Perth | WA | 6000	Website:	www.paringaresources.com
		ABN:	44 155 922 010